SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)1

                          ALL SEASONS GLOBAL FUND, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   01663K-101
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                                 (CUSIP number)

                             WARREN LICHTENSTEIN
                            Steel Partners II, L.P.
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 446-5217
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 17, 1995
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

              Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*

                        WC, PF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
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 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               670,200
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           670,200
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                           670,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS SERVICES, LTD.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*

                        OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        NEW YORK
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 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               68,336(2)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           68,336(2)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        68,336(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        .8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------

     (2) Represents Shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
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     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               738,536(3)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           738,536(3)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        738,536(3)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------

      (3) Includes 670,200 Shares owned by Steel Partners II, L.P. and 68,336 Shares managed by Steel Partners Services, Ltd., entities controlled by Warren
G. Lichtenstein and Lawrence Butler.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             LAWRENCE BUTLER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               738,536(4)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           738,536(4)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        738,536(4)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------

      (4) Includes 670,200 Shares owned by Steel Partners II, L.P. and 68,336 Shares managed by Steel Partners Services, Ltd., entities controlled by Warren
G. Lichtenstein and Lawrence Butler.

         This constitutes Amendment No. 1 ("Amendment No. 1") to Schedule 13D filed by the undersigned on September 28, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 1, the Schedule 13D, as amended, remains in full force and effect. Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

         Item 3 is amended to read in its entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 670,200 Shares of Common Stock owned by Steel Partners II is $2,609,174. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 68,336 Shares of Common Stock beneficially owned by Services is $283,810. Such Shares were acquired with funds it manages for a foreign investment company (the "Fund"). Pursuant to an agreement (the "Management Agreement") with the Fund, Services has been appointed to manage, on a discretionary basis, certain of the Fund's assets, which are maintained in a brokerage account in the Fund's name. The Management Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(C), the Fund may also be deemed the beneficial owner of the Shares reported to be beneficially owned by Services.

         Paragraph (a) of item 5 is amended in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,492,557 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Semi-annual Report for the six-months ended June 30, 1995.

As of the close of business on October 17, 1995:

         Steel Partners II beneficially owns 670,200 Shares of Common Stock, constituting approximately 7.9% of the Shares outstanding and Services beneficially owns 68,336 Shares, constituting approximately .8% of the Shares outstanding. Collectively, the Reporting Persons own 738,536 Shares, constituting approximately 8.7% of the Shares outstanding. Mr. Lichtenstein and Mr. Butler may each be deemed to beneficially own all shares owned by Steel Partners II and Services by virtue of their authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   October 17, 1995                        STEEL PARTNERS II, L.P.

                                             By: Steel Partners Associates, L.P.
                                                 General Partner

                                             By: Steel Partners, Ltd.
                                                 General Partner


                                             By:/s/ Warren G. Lichtenstein
                                                ---------------------------
                                                    Warren G. Lichtenstein,
                                                    Chief Executive Officer

                                             STEEL PARTNERS SERVICES, LTD.

                                             By:/s/ Warren G. Lichtenstein
                                                ---------------------------
                                                    Warren G. Lichtenstein,
                                                    Chief Executive Officer


                                             /s/ Warren G. Lichtenstein
                                             ------------------------------
                                                 WARREN G. LICHTENSTEIN


                                             /s/ Lawrence Butler
                                             ------------------------------
                                                 LAWRENCE BUTLER

                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days


Shares of Common                  Price Per                     Date of
Stock Purchased                   Share                         Purchase
---------------                   -----                         --------

                             STEEL PARTNERS II, L.P.

      3,000                       $4.1250                       09/28/95
     12,500                        4.1550                       09/29/95
      2,500                        4.2800                       10/02/95
      4,000                        4.3000                       10/02/95
      6,100                        4.3425                       10/02/95
      1,700                        4.2800                       10/03/95
        500                        4.3200                       10/05/95
      3,500                        4.3425                       10/06/95
      5,100                        4.2900                       10/09/95
      9,860                        4.2800                       10/09/95
      7,395                        4.2800                       10/10/95
      8,245                        4.2800                       10/12/95
      5,000                        4.2800                       10/13/95
        600                        4.2175                       10/16/95
      9,500                        4.2175                       10/17/95
     30,000                        4.2800                       10/17/95


                          STEEL PARTNERS SERVICES, LTD.

      2,500                       $4.1550                       09/29/95
        500                        4.2800                       10/02/95
      1,000                        4.3000                       10/02/95
      1,400                        4.3425                       10/02/95
      1,500                        4.3425                       10/06/95
      1,500                        4.3600                       10/06/95
        900                        4.2900                       10/09/95
      1,740                        4.2800                       10/09/95
      1,305                        4.2800                       10/10/95
      1,455                        4.2800                       10/12/95
      2,500                        4.2175                       10/17/95
      7,000                        4.2800                       10/17/95


                               WARREN LICHTENSTEIN
                               -------------------
                                      None.


                                 LAWRENCE BUTLER
                                 ---------------
                                      None.